NSAR Item 77E - BlackRock Municipal Income Trust ("BFK")

Curbow Litigation

On July 27, 2010, Roy Curbow and other shareholders of BFK filed a purported derivative action in the Supreme Court of the State of New York, New York County.  The complaint named BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of BFK as defendants.  The complaint alleged, among other things, that the defendants breached fiduciary duties owed to BFK and its common shareholders and committed waste by redeeming BFK's auction preferred shares at their liquidation preference. The complaint sought unspecified damages for losses purportedly suffered by BFK as a result of the prior redemptions and injunctive relief preventing BFK from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of this action, including reasonable attorneys', accountants' and experts' fees and expenses.  The plaintiffs in the Curbow Action previously moved to preliminarily enjoin BlackRock Credit Allocation Income Trust II, Inc. (PSY) and BlackRock Credit Allocation Income Trust IV (BTZ) from redeeming their outstanding auction preferred shares and, on December 23, 2010, the Court denied that motion.

On March 15, 2012, the Supreme Court of the State of New York, New York County, entered an order consolidating the above-referenced derivative complaint with another derivative complaint, containing almost identical allegations, already pending in that court.  The court on March 15, 2012 also authorized plaintiffs to file an amended complaint.  On April 16, 2012, the Plaintiffs filed a Consolidated Shareholder Derivative Complaint.  Defendants' response to the Consolidated Shareholder Derivative Complaint is due June 29, 2012.

842160.01-New York Server 6A MSW - Draft June 20, 2012 - 5:11 PM